Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

March 2, 2018

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            Lincoln Life & Annuity Company of New York
Lincoln New York Account N for Variable Annuities
Post-Effective Amendment No. 2
File No. 333-214111

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on March 2, 2018.  The amendment consists of a black-lined prospectus and several rate sheets. The Statement of Additional Information has been incorporated by reference to a previous post-effective filing.

As the transmittal letter states, this is a "template" filing.  A copy of the request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is attached.

The Template Filing outlines the following updates:

•	The current and guaranteed maximum charge for new elections of the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) on and after May 21, 2018 will be increased.
•	The current and guaranteed maximum charge for new elections of the i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) on and after May 21, 2018 will be increased.
•
Beginning June 1, 2018, the current Guaranteed Annual Income rates for new elections of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and the current Guaranteed Income Benefit percentages for new elections of i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) will be declared on a monthly basis and will be made available by prospectus supplement (rate sheet).

•	Beginning June 1, 2018, the rate sheets that set forth current withdrawal rates and Guaranteed Income Benefit percentages will be filed and published on a monthly basis.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher

Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

March 2, 2018

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:            The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b) (1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the "1933 Act"), Lincoln Life & Annuity Company of New York (the "Company") respectfully requests the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Company (the "Replicate Filings") under paragraph (b) of Rule 485.

The Company filed, on March 2, 2018, under Rule 485(a)(1) of the 1933 Act, the following "template" or model variable annuity filing as described below:

•	Lincoln New York Account N for Variable Annuities, File No. 333-214111 (the "Template Filing").

In connection with this request, the Company confirms that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; the Replicate Filings will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.
•	The Replicate Filings will not include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing outlines the following updates:
•	The current and guaranteed maximum charge for new elections of the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) on and after May 21, 2018 will be increased.
•	The current and guaranteed maximum charge for new elections of the i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) on and after May 21, 2018 will be increased.
•
Beginning June 1, 2018, the current Guaranteed Annual Income rates for new elections of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and the current Guaranteed Income Benefit percentages for new elections of i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) will be declared on a monthly basis and will be made available by prospectus supplement (rate sheet).

•
Beginning June 1, 2018, the rate sheets that set forth current withdrawal rates and Guaranteed Income Benefit percentages will be filed and published on a monthly basis instead of the previous quarterly basis.

The Company proposes to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141754
•	File No. 333-141756
•	File No. 333-141758
•	File No. 333-141763
•	File No. 333-141766
•	File No. 333-171097
•	File No. 333-176216
•	File No. 333-181617
•	File No. 333-214112
Lincoln New York Account N for Variable Annuities
•	File No. 333-141752
•	File No. 333-141757
•	File No. 333-141759
•	File No. 333-141762
•	File No. 333-145531
•	File No. 333-149449
•	File No. 333-171096
•	File No. 333-176213
•	File No. 333-181616
•	File No. 333-186895
*      *      *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1222.  Thank you for your assistance with and attention to this matter.

Sincerely,
Scott C. Durocher

cc:            Alberto Zapata, Esq.